PROXY

The undersigned is a holder of 3,156,808 shares of common stock of China Green Agriculture, Inc. (the “Company”) as 2009 Make Good Shares as the term defined under Securities Purchase Agreement by and among the Company and certain investors dated December 26, 2007 (the “Shares”).  The undersigned hereby appoints Mr. Tao Li with full power of substitution for and in his name, with respect to the Shares, to vote and otherwise act, or give written consent in lieu thereof, at all annual, special, and other meetings of stockholders of the Company, and at any other time such Shares are required to, or may, be voted or acted upon.

This proxy shall not be terminated until the undersigned no longer owns the Shares, in which case the proxy loses its effect automatically.

Dated: May 28, 2009

/s/ Yinshing David To
Yinshing David To